EXHIBIT 99.1

Endeavour Silver Reports Q3 2024 Production Results

VANCOUVER, British Columbia, Oct. 08, 2024 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) is pleased to report third quarter 2024 production of 874,717 silver ounces and 9,290 gold ounces, for silver equivalent1 (“AgEq”) production of 1.6 million ounces. Total year-to-date production of 6.0 million AgEq ounces is tracking towards the updated 2024 production guidance of 7.3 million to 7.6 million AgEq ounces. All amounts are in U.S. dollars unless stated otherwise.

"The trunnion failure at the Guanaceví mine poses a significant short-term challenge for the Company; however, it's how we manage these difficult moments that often shapes our long-term success.” said Dan Dickson, Chief Executive Officer. "The ingenuity, commitment, and hard work of our team have been crucial in reducing the impact on the mine and the surrounding community. We remain focused on further mitigating the effects and look forward to returning Guanaceví to full production capacity in December.”

Q3 2024 Overview

  Guanaceví Production Impacted by the Trunnion Failure: Production decreased in August and September due to a trunnion failure of the primary ball mill (see news release from August 12, 2024). Production for Q3 2024 amounted to 768,905 silver ounces and 2,828 gold ounces. Estimated fabrication timing remains at 15 weeks with the mine being back to full operations in December 2024.
  Bolañitos Results Remain Consistent: With throughput remaining steady, gold production continues to be slightly above plan due to higher gold grades. Silver production continues to be slightly below plan due to lower silver grades. Processed ore grades are expected to have similar variation for the fourth quarter.
  Metal Sales and Inventories: Sold 1,017,392 silver ounces and 9,412 gold ounces during the third quarter. A total of 109,719 silver ounces and 401 gold ounces of bullion inventory and 8,202 silver ounces and 560 gold ounces in concentrate inventory were held at quarter end.
  Terronera Senior Secured Debt Facility: Drawdowns totaling $25 million were made during Q3 2024 to develop the Terronera mine, and a further and final drawdown of $35 million subsequent to quarter end (see news release dated April 10, 2024).

Q3 2024 Mine Operations

In August, the Company reported a primary ball mill trunnion failure at the Guanaceví mine. Temporary modifications were completed within the plant to re-purpose one of the regrind mills as the primary ball mill. The temporary modifications allowed throughput to average 565 tonnes per day since re-start after the trunnion failure. The plant team is closely monitoring the operation of the regrind mills to ensure continued reliability and high mechanical availability, including increased planned maintenance down days during this temporary period.

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1 Silver equivalent (AgEq): AgEq is calculated using an 80:1 silver:gold ratio. Ounces are troy ounces.

During the 15-week period of reduced milling, the preliminary estimate indicated a cash shortfall of less than $5 million with a fabrication cost of $0.5 million for a new trunnion. The timeline for fabrication and installation remains on schedule for December 2024.

Consolidated silver production decreased 24% to 874,717 ounces in Q3 2024 compared to Q3 2023, primarily driven by reduced operating capacity at Guanaceví after the trunnion failure in August. Gold production increased by 2% to 9,290 ounces in Q3 2024 compared to Q3 2023, primarily due to higher gold grades mined at both Guanaceví and Bolañitos as well as higher gold content in third-party feed processed at the Guanaceví mine.

Production Highlights for the Three and Nine Months Ended September 30, 2024

Three Months Ended September 30,				Nine Months Ended September 30,
2024	2023	% Change		2024	2023	% Change
175,065	214,270	(18%)	Throughput (tonnes)	615,848	653,918	(6%)
874,717	1,148,735	(24%)	Silver ounces produced	3,647,295	4,266,280	(15%)
9,290	9,089	2%	Gold ounces produced	29,971	28,250	6%
867,293	1,140,597	(24%)	Payable silver ounces produced	3,621,062	4,231,064	(14%)
9,112	8,929	2%	Payable gold ounces produced	29,429	27,749	6%
1,617,917	1,875,855	(14%)	Silver equivalent ounces produced[1]	6,045,055	6,526,280	(7%)
1,017,392	1,370,032	(26%)	Silver ounces sold	3,991,055	4,337,112	(8%)
9,412	8,760	7%	Gold ounces sold	30,179	27,769	9%

Production Tables for the Three Months Ended September 30, 2024 by Mine

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Processed	per day	Ag gpt	Au gpt	Ag %	Au %	Ounces	Ounces
Guanaceví	67,094	729	402	1.46	88.7%	89.8%	768,905	2,828
Bolañitos	107,971	1,174	36	2.00	84.7%	93.1%	105,812	6,462
Consolidated	175,065	1,924	176	1.79	88.2%	92.1%	874,717	9,290

Production Tables for the Nine Months Ended September 30, 2024 by Mine

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Processed	per day	Ag gpt	Au gpt	Ag %	Au %	Ounces	Ounces
Guanaceví	294,995	1,077	388	1.32	89.7%	89.4%	3,300,400	11,195
Bolañitos	320,853	1,171	40	1.99	84.1%	91.5%	346,895	18,777
Consolidated	615,848	2,248	207	1.67	89.1%	90.7%	3,647,295	29,972

gpt = grams per tonne
Totals may not add up due to rounding

About Endeavour Silver

Endeavour is a mid-tier precious metals company with a strong commitment to sustainable and responsible mining practices. With operations in Mexico and the development of the new cornerstone mine in Jalisco state, the company aims to contribute positively to the mining industry and the communities in which it operates. In addition, Endeavour has a portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.

Qualified Person

Dale Mah, P.Geo., Vice President Corporate Development, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters in this news release.

Q3 2024 Financial Results and Conference Call

Q3 2024 financial results will be released before market open on Tuesday November 5, 2024, and Management will host a conference call the same day at 1:00 pm Eastern time to discuss the results.

Date:	Tuesday November 5, 2024

Time:	10:00am Pacific / 1:00pm Eastern

Telephone:	Canada & US +1-844-763-8274
International +1-647-484-8814

Replay:	Canada & US +1- 855-669-9658
International +1-412-317-0088
Access code is 1771202; audio replay will be available on Company’s website

Contact Information

Allison Pettit
Director, Investor Relations
Email: apettit@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2024 including changes in mining operations and forecasts of production levels, timeline for resumption of full operations at Guanacevi, and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and U.S. dollar); and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecasted mine economics as of 2024, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, timeline for resumption of full operations at Guanacevi and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.